Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

August 27, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Folake Ayoola, Esq., Special Counsel
Mr. Matthew Derby, Esq., Attorney-Advisor
Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Morgan Youngwood, Staff Accountant

Re:	Qutoutiao Inc.
Registration Statement on Form F-1
File No. 333-226913

Ladies and Gentlemen:

On behalf of our client, Qutoutiao Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment No. 1”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

In addition, we set forth below the Company’s responses to the verbal comments from the Staff (the “Staff”) of the Commission conveyed to us on August 24, 2018 (the “Staff’s Verbal Comments”), which pertained to the Company’s Registration Statement on Form F-1 filed with the Commission via EDGAR on August 17, 2018 (the “August 17 Filing”).

DANIEL FERTIG    ADAM C. FURBER    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Simpson Thacher & Bartlett

August 27, 2018

To facilitate the Staff’s review of the Amendment No. 1, we will separately deliver to you five (5) courtesy copies of the Amendment No. 1, marked to show changes to the August 17 Filing.

Set forth below are the Company’s responses to the Staff’s Verbal Comments. The Staff’s comments are retyped in bold italics below for your ease of reference.

*        *        *         *        *

1.	Please provide us with a letter explaining changes as to the fair values of the Company’s ordinary shares up to the price range for the offering.

The Company respectfully advises the Staff that an estimated price range for the offering is not yet available. The Company will provide the Staff with the requested letter as soon as such information becomes available.

2.	Please update the critical accounting policies disclosure as to the issuance price of the Series C1 preferred shares and how that will impact the fair value of ordinary shares.

The Company respectfully advises the Staff that the Series C1 preferred shares are not yet issued as of the date hereof. The Company expects to issue the Series C1 preferred shares prior to the launch of roadshow for its initial public offering. As soon as the Series C1 preferred shares are issued, the Company will include the following disclosure in the Registration Statement in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies, Judgments and Estimates – Share-based Compensation and Valuation of Our Ordinary Shares”:

“Fair value of our ordinary shares further increased from US$23.1429 as of June 30, 2018 to US$33.8465 as of the issue date of Series C1 preferred shares primarily due to (i) strong business growth as evidenced by an increase in the average DAUs from 14.1 million in June 2018 to 17.1 million in July 2018 and the continued growth momentum in August 2018, (ii) our discount rate and discount for lack of marketability further reduced from 22.1% and 8.0% as of as of June 30, 2018, respectively, to 20.0% and 7.0% as of the issue date of the Series C1 preferred shares, respectively, and (iii) our further progress towards this offering resulting in an increase of our estimated probability of a successful offering.

With the issuance of Series C1 preferred shares, the aggregate intrinsic value of the outstanding share options of 12,297,276 as of June 30, 2018, calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$33.8465 (RMB232.5593) was RMB2,859.84 million.”

Simpson Thacher & Bartlett

August 27, 2018

The Company will also include the following disclosure in the Registration Statement in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies, Judgments and Estimates – Valuation of Preferred Shares”:

“On [issuance date], 2018, we issued 1,450,520 shares of Series C1 preferred shares at US$34.47 per share for cash consideration of US$50,000,000 to a fund managed by an affiliate of a leading real estate company in China (“Series C1 investor A”). On the same date, we issued 725,260 shares of Series C1 preferred shares at US$37.23 to a fund managed by an indirect subsidiary of People.cn Co. Ltd. (“Series C1 investor B”) for cash consideration of US$27,000,000. The price for Series C1 preferred shares issued to Series C1 investor A differed from the price to Series C1 investor B because we took into account the long-term value of our strategic cooperation with the Series C1 investor A when determining the issue price.”

3.	Please update the critical accounting policies disclosure to update the intrinsic value of the options given the issuance of the Series C1 preferred shares.

The Company respectfully refers the Staff to its response to comment 2 above.

4.	Please disclose any options, warrants or other grants provided under the Company’s equity incentive plans after June 30, 2018.

The Company respectfully advises the Staff that it has not granted any share awards under its equity incentive plans subsequent to June 30, 2018.

*        *        *         *        *

Simpson Thacher & Bartlett

August 27, 2018

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:	Eric Siliang Tan, Executive Chairman

Lei Li, Director and Chief Executive Officer

Jingbo Wang, Director and Chief Financial Officer

Qutoutiao Inc.

Daniel Fertig

David Lee

Simpson Thacher & Bartlett

Dan Ouyang

Jie Zhu

Wilson Sonsini Goodrich & Rosati

Sean Fu

PricewaterhouseCoopers Zhong Tian LLP

4